U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-34738

LUOKUNG TECHNOLOGY CORP.

LAB 32, SOHO 3Q, No 9, Guanghua Road,

Chaoyang District, Beijing

People’s Republic of China, 100020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 16, 2019, Luokung Technology Corp., a corporation organized under the laws of the British Virgin Islands (the “Company”), entered into a Securities Purchase Agreement (the “Agreement”) with Honbridge Holdings Limited, a Cayman Islands corporation (the “Purchaser”).

Pursuant to the terms of the Agreement, the Company agrees to sell, and the Purchaser agrees to purchase, 2,000,000 shares of Ordinary Shares of the Company (the “Shares”) at a price of $6 per share for a total amount of $12,000,000 (the “Subscription Amount”). Upon receiving 50% of the Purchaser’s Subscription Amount, (the “Initial Subscription Amount”), the Company shall deliver the 1,000,000 shares of Ordinary Shares of the Company (the “Initial Shares”) to the Purchaser (the “Initial Closing Date”). The Company shall file a Registration Statement on Form F-3 with the SEC seeking registration of the Shares for resale (the “Registration Statement”) as soon as practicable, which shall be within two weeks after either (i) the Initial Closing Date or (ii) the date of the Company’s filing its annual report for the year ended December 31, 2018; provided that, however, the Company shall ensure that, in any event, the date of filing the Registration Statement (i) shall not be later than the date of filing the Registration Statement for other shareholders of the Company; and (ii) shall not be later than April 30, 2019.

Within five (5) business days of the satisfaction or waiver of certain closing conditions including but not limited to the effectiveness of Registration Statement, the Company shall have the right to require the Purchaser to purchase the remaining 1,000,000 shares of Ordinary Shares of the Company (the “Subsequent Shares”) by delivering to the Purchaser an irrevocable written notice that the Company has exercised its right to require the Purchaser to purchase the Subsequent Shares (the “Subsequent Closing Notice”). The Purchaser shall pay the remaining Subscription Amount (namely, US$6,000,000) (the “Subsequent Subscription Amount”) by wire transfer to the bank account designated by the Company within five (5) Business Days of the date receiving the Subsequent Closing Notice and the Company shall deliver the 1,000,000 shares of the Ordinary Shares of the Company to the Purchaser within three (3) Business Days of the payment of the Subsequent Subscription Amount (the “Subsequent Closing”). If the SEC only approves the effectiveness of the Registration Statement covering the resale of the Initial Shares, the Purchaser shall notify the Company in writing or sending a notice to the Company whether it shall purchase the Subsequent Shares within seven (7) calendar days of the date on which the restrictive legend on the certificates representing the Initial Shares is removed. The purchase price shall be fixed at US$6.00 per Share. The Company shall deliver the Subsequent Shares to the Purchaser within three (3) Business Days of the payment of the Subsequent Subscription Amount and shall file a Registration Statement covering the resale of the Subsequent Shares within four weeks after the date of payment of the Subsequent Subscription Amount by the Purchaser. If the Subsequent Closing conditions have not occurred by the date that is nine (9) months after the Initial Closing Date, the Purchaser’s obligation to purchase the Subsequent Shares shall be terminated. The Company and the Purchaser shall sign a separate agreement if the Purchaser wants to purchase any Ordinary Share after a period of the 9 months from the Initial Closing Date. If the Company fails to file the Registration Statement covering the resale of the Shares on or before April 30, 2019 or fails to file the Registration Statement covering the resale of the Subsequent Shares before the deadline provided in Agreement, it shall indemnify the Purchaser US$30,000 per calendar day, subject to a maximum of US$3 million in aggregate.

The Shares to be issued by the Company pursuant to the Agreement shall be sold and issued pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The Agreement contains customary representations and warranties, indemnification provisions, and pre- and post-closing covenants of each party. The description contained herein of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 4.1 and incorporated by reference herein.

Luokung Technology Corp. is also furnishing under the cover of Form 6-K a press release as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUOKUNG TECHNOLOGY CORP.

January 17, 2019	By:	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Exhibit Index

Exhibit Number	Description
4.1	Securities Purchase Agreement, dated January 16, 2019, by and between Luokung Technology Corp. and Honbridge Holdings Limited.
99.1*	Press Release, dated January 17, 2019 by Luokung Technology Corp. announcing the Securities Purchase Agreement.

* Furnished herewith.

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